Exhibit 12.1

THE CHUBB CORPORATION

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(in millions except for ratio amounts)

	Year Ended December 31,						3 Months Ended March 31,
	2001		2002	2003	2004	2005	2006
Income (loss) from continuing operations before provision for income taxes	$(66)		$168	$934	$2,068	$2,447	$952
Less:
Income (loss) from equity investees	(9)		(6)	93	207	186	80
Add:
Interest expensed	55		84	130	139	135	31
Capitalized interest amortized or expensed	11		14	9	14	15	2
Portion of rents representative of the interest factor	33		37	35	35	34	8
Distributions from equity investees	2		13	17	101	138	29
Income as adjusted	$44	(1)	$322	$1,032	$2,150	$2,583	$942

Fixed charges:
Interest expensed	$55		$84	$130	$139	$135	$31
Capitalized interest	2		3	—	—	—	—
Portion of rents representative of the interest factor	33		37	35	35	34	8
Fixed charges	$90		$124	$165	$174	$169	$39

Ratio of consolidated earnings to fixed charges	0.49	(1)	2.59	6.25	12.36	15.28	24.15

(1)     For the year ended December 31, 2001, consolidated earnings were not sufficient to cover fixed charges by $46 million. Consolidated earnings for the period, as defined, reflect a $635 million loss before income taxes from the September 11 attack in the United States and net surety bond losses of $220 million before income taxes arising from the bankruptcy of Enron Corp.